                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75201
                                 (214) 969-7600
                           (214) 528-3838 (Facsimile)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                          Syntek West, Inc., 75-1836450
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------

 4)  Source of Funds (See Instructions)

        WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

        Nevada
--------------------------------------------------------------------------------

                        7)   Sole Voting Power             -0-
 Number of             ---------------------------------------------------------
Shares Bene-
 ficially               8)   Shared Voting Power           -0-
 Owned by              ---------------------------------------------------------
Each Report-
ing Person              9)   Sole Dispositive Power        -0-
With                   ---------------------------------------------------------

                       10)   Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

        781,773
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

        54.3%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8


--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  Syntek Acquisition Corp., FEI No. 42-1590653
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

        AF/00
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

        Nevada
--------------------------------------------------------------------------------

                         7)  Sole Voting Power           781,773
 Number of             ---------------------------------------------------------
Shares Bene-
 ficially                8)  Shared Voting Power           -0-
 Owned by              ---------------------------------------------------------
Each Report-
ing Person               9)  Sole Dispositive Power      781,773
With                   ---------------------------------------------------------

                        10)  Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

        781,773
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

        54.3%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This initial Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Income Opportunity Realty Investors, Inc., a Nevada corporation (the "Issuer" or "IOT"), which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP No. of the Shares is 452926-10-8.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c) and (f) This statement is filed on behalf of Syntek West, Inc., a Nevada corporation ("SWI") and Syntek Acquisition Corp., a Nevada corporation ("SAC"), which is a wholly-owned subsidiary of SWI. All of the issued and outstanding Common Stock of SWI is owned by Gene E. Phillips. Each of SWI and SAC has its principal executive offices located at 1800 Valley View Lane, Suite 100, Dallas, Texas 75234. SWI and SAC are collectively referred to as the "Reporting Persons." Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of SWI. Mr. Gene E. Phillips is a citizen of the United States of America. The name, business address and capacity with SWI of each of the executive officers or directors of SWI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with SAC of each of the executive officers or directors of SAC are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         (d) During the last five years, neither SWI nor SAC nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) On September 24, 2002, the Securities and Exchange Commission (the "SEC") filed a civil complaint, Civil Action No. 1:02CV01872 (D.D.C.), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips, and the SEC issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"), Making Findings and Imposing a Cease-and-Desist Order in The Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCO Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, Basic Capital Management, Inc., a Nevada corporation ("BCM"), and four corporations affiliated with Mr. Phillips or the Trust for his children that indirectly owns BCM, Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation and TacCO Financial, Inc., (together, the "Respondents") submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

         The Order finds, among other things, that the Respondents violated
Section 10(b) and 13(d) of the Exchange Act, as amended, and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder, by failing to timely file reports required under Section 13(d) with respect to the securities of Greenbriar Corporation. Although none of the Respondents purchased more than five percent of Greenbriar's outstanding shares, their holdings together with the holdings of American Realty Trust, Inc. ("ART"), amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the Respondents and ART accounted for approximately 54% of the total trading volume in Greenbriar stock. On particular days during the period, the Respondents bought all the Greenbriar stock traded. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.

         Except as set forth above, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid by SWI to purchase the 781,773 Shares described in Item 5(c) below (a total of $14,423,771) came from delivery to the seller, BCM, of a credit of the full amount of $14,423,711 against the outstanding balance owed by BCM on a promissory note dated July 1, 2001 payable to the order of SWI (the "BCM Note"). The BCM Note is a $21,000,000 unsecured line of credit note dated July 1, 2001 payable to the order of SWI which bears interest at the Wall Street Journal prime rate plus 2% and matures on June 30, 2004. SWI's capital contribution to SAC was made by delivery of the 781,773 Shares to SAC.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Shares described in Item 5 below as an investment and to settle certain accounts between BCM and SWI. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned and may acquire additional securities of the Issuer in connection with the settlement of accounts between SWI and affiliates of BCM; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

                  (d) a change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person (except that the Reporting Persons' ownership of certain outstanding shares may itself be an impediment to any potential change of control not approved by the Reporting Persons); or

                  (h) causing a class of securities of IOT to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the latest information available from the Issuer, as of April 30, 2003, the total number of issued and outstanding Shares of IOT was 1,438,945 Shares. As of June 2, 2003, after giving effect to the transaction described in (c) below, and a contribution to the capital of SAC from SWI, the Reporting Persons own and hold directly the following Shares:

                                           NO. OF SHARES OWNED              APPROXIMATE PERCENT
NAME                                            DIRECTLY                          OF CLASS
SWI                                                -0-                              0.0%
SAC                                              781,773                           54.3%
                                                 -------                           -----
                                                 781,773                           54.3%
                                                 =======                           =====

         Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of SWI and SAC may be deemed to beneficially own the number of Shares directly owned by SAC described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table:


                                                                         NO. OF
                                                                         SHARES
                                                                       BENEFICIALLY              PERCENT OF
     NAME OF DIRECTOR                              ENTITY                  OWNED                   CLASS
   Gene E. Phillips                              SAC and SWI              781,773                   54.3%
   Ken L. Joines                                 SAC and SWI              781,773                   54.3%
                                                                       ----------                  -----
         Total Shares beneficially owned                                  781,773                   54.3%
         by Reporting Persons and                                      ==========                  =====
         individuals listed above:

         (b) Each of the directors of SAC share voting and dispositive power over the 781,773 Shares held by SAC.

         (c) During the sixty calendar days ended June 2, 2003, except for the transaction described below, the Reporting Persons and their respective executive officers and directors did not engage in any transactions in the Shares or any other equity interest derivative thereof. On June 2, 2003, SWI purchased from BCM 781,773 Shares of IOT at a price of $18.45 per Share in cash (an aggregate of $14,423,711), the full amount of which was paid by SWI through a credit on the BCM Note in the amount of $14,423,711. Immediately after consummation of such transaction, on June 3, 2003, SWI contributed to the capital of SAC all 781,773 Shares of IOT.

         (d) No person other than the Reporting Persons or the members of their respective Boards of Directors is known to the have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of IOT held by SAC.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EQK Holdings, Inc., a Nevada corporation ("EQK") has pledged 250,000 Shares to a bank as collateral for a loan to EQK; such Shares remain subject to such pledge following transfer of such Shares to SWI and to SAC.

         Of the Shares transferred by BCM to SWI, 53,622 Shares are held in a brokerage account at Brown & Co. and 50,000 Shares are held in an account at Regions Investments and may be deemed to be "collateral" for borrowings by BCM pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest costs under such arrangements vary with applicable costs and account balances.

         Except as set forth in Item 5(c), the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge or belief, the undersigned certify that the information set forth in this initial Statement on Schedule 13D is true, complete and correct.

         Dated: June 3, 2003.

                                        SYNTEK WEST, INC.


                                        By:    /s/ Ken L. Joines
                                            -----------------------------------
                                               Ken L. Joines, Vice President,
                                               Treasurer and Secretary


                                        SYNTEK ACQUISITION CORP.


                                        By:    /s/ Ken L. Joines
                                            -----------------------------------
                                               Ken L. Joines, Vice President,
                                               Treasurer and Secretary

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                                SYNTEK WEST, INC.


                                                                                   PRESENT BUSINESS IN
 NAME AND CAPACITY WITH                                                            WHICH EMPLOYMENT IS
   SYNTEK WEST, INC.                       BUSINESS ADDRESS                            CONDUCTED
Gene E. Phillips,                       1800 Valley View Lane                   Chief Executive Officer
Director, Chief                         Suite 300                               and President, Syntek
Executive Officer and                   Dallas, TX 75234                        West, Inc.
President
Ken L. Joines, Director,                1800 Valley View Lane                   Vice President,
Vice President,                         Suite 100                               Treasurer and Secretary,
Treasurer and Secretary                 Dallas, Texas 75234                     Syntek West, Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                            SYNTEK ACQUISITION CORP.


                                                                                      PRESENT BUSINESS IN
   NAME AND CAPACITY WITH                                                             WHICH EMPLOYMENT IS
  SYNTEK ACQUISITION CORP.                    BUSINESS ADDRESS                           CONDUCTED
Gene E. Phillips,                       1800 Valley View Lane                   Chief Executive Officer
Director, Chief                         Suite 300                               and President, Syntek
Executive Officer and                   Dallas, TX 75234                        West, Inc.
President
Ken L. Joines, Director,                1800 Valley View Lane                   Vice President,
Vice President,                         Suite 100                               Treasurer and Secretary,
Treasurer and Secretary                 Dallas, Texas 75234                     Syntek West, Inc.